P.E. 2/11/02

02017066

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WKA

Attached hereto and incorporated by reference herein is Registrant's and rStar Corporation's press release dated February 19, 2002, announcing the updated schedule for tender offer and acquisition of StarBand Latin America Business by rStar.

Attached hereto and incorporated by reference herein is Registrant's press release dated February 19, 2002, announcing the selection of its subsidiary, Spacenet, by The Goodyear Tire and Rubber Company to expand Goodyear's high-speed satellite communications network.

Attached hereto and incorporated by reference herein is Registrant's press release dated February 19, 2002, announcing the signing of a contract with Fondo de Inversion en Telecomunicaciones del Peru (FITEL) to provide a fixed rural satellite telephony network serving more than 1,300 communities throughout Peru

Attached hereto and incorporated by reference herein is Registrant's press release dated February 19, 2002, announcing that Textron Corporation has ordered an additional 250 units of Registrant's products and related services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: /s/ Yoav Leibovitch
Yoav Leibovitch
Chief Financial Officer

Dated: February 19, 2002

(BW)(GILAT-SATELLITE)(GILTF) Textron Enters a Frame Purchase Agreement With Gilat For 1,000-Site, High-Speed Satellite Communications Network in the Philippines

PETAH TIKVA, Israel--(BUSINESS WIRE)--Feb. 19, 2002--

Skystar Advantage(R) VSATs are used for interactive data applications, shared hub services

Gilat Satellite Networks Ltd. (Nasdaq:GILTF) today announced that Textron Corporation has ordered an additional 250 units of Gilat's Skystar Advantage, two-way satellite communications equipment and related services.

The order is part of the frame purchase agreement, which anticipates purchase of a total of 1,000 units. The Internet Protocol (IP)-optimized VSAT technology is enabling Textron to deploy a wide range of interactive data and web-based applications for corporations and small-to-medium enterprises (SMEs) throughout the Philippines.

This latest order brings the total of Skystar Advantage VSATs Textron possesses to 370, a number that is expected to grow to 1,120 units over the next three years.

Textron President Alfonso J. Legaspi said, "We have deployed Skystar Advantage equipment at many different types of end-user locations throughout the islands and it has all performed exceptionally well. Our customers know they are benefiting from the most advanced, IP-based VSAT technology available."

Erez Antebi, Gilat's Vice President and General Manager for Asia, Africa and Pacific Rim, said, "Our successful, ongoing relationship with Textron demonstrates the value Gilat brings to one of the Philippines' leading shared-hub service providers. The combination of our innovative technology with their service offering can help ensure the growth of their business."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, always-on, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. SkyBlaster 360(TM, in certain parts of the world), SkyBlaster 360E(TM, in certain parts of the world), Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities

Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

CONTACT: Gilat Media Contact:
Schneider Communications
Stan Schneider, 954/435-3310; stan@schneidercom.com
or
Gilat Investor Contact:
Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515; tim.perrott@spacenet.com

rStar Corporation and Gilat Satellite Networks Ltd. Announce Updated Schedule for Tender Offer and Acquisition of StarBand Latin America Business by rStar

SAN RAMON, Calif. and PETAH TIKVA, Israel--Feb. 19, 2002--rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today their updated schedule for the commencement of their previously announced tender offer for shares of rStar common stock and rStar's acquisition of the StarBand Latin America business.

The offer will be commenced as soon as the necessary disclosure documents and financial statements have been prepared, and the Securities and Exchange Commission has completed its review of the filed materials. While there can be no assurance, Gilat and rStar believe that they will be in a position to commence the tender offer and mail the proxy statement within the next several weeks.

Please note that the offer has not yet commenced. rStar stockholders are advised that, notwithstanding the filing of a Schedule TO and a form of letter of transmittal with the SEC, the tender offer has not yet commenced and will not commence until such time as rStar and Gilat make a public announcement of commencement. Stockholders should not use or seek to submit to the company's exchange agent or rStar the letter of transmittal or any share certificates and should not seek to tender their shares at this time. Should a stockholder do so, the submitted materials will be returned to the stockholder. Further, stockholders calling the exchange agent will be advised that the tender offer has not yet been commenced.

Lance Mortensen, President and CEO of rStar, and Yoel Gat, Gilat's Chairman and CEO, issued a joint statement noting that, "Each of Gilat and rStar remains fully committed to completing the acquisition of StarBand Latin America business and the tender offer as soon as possible. We continue to believe that those transactions are beneficial to Gilat and shareholders of rStar."

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of rStar's common stock. The solicitation of offers to buy rStar's common stock will only be made pursuant to the Offer to Purchase and related materials that rStar and Gilat will be sending out to rStar's stockholders. rStar stockholders should read those materials carefully because they will contain important information, including the various terms and conditions to the offer.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on VSAT satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with EchoStar

Communications Corp., Microsoft Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, always-on, nationwide, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Virginia. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

About rStar Corporation

rStar (Nasdaq: RSTR) through its r)Star Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.

About StarBand Latin America

Gilat-To-Home Latin America, which will do business as StarBand Latin America, operates satellite-based rural telephony networks in Colombia and Peru. The company also provides hardware and services solutions for ISPs and other service providers requiring satellite-based high-speed Internet access throughout the region. An indirect subsidiary of Gilat Satellite Networks, the company began offering pilot broadband Internet connectivity service in 2001, working with its in-country partners to address opportunities with small office/home office and consumer market segments. Coupled with Gilat's unique technology for bundling satellite-based telephony and IP connectivity, StarBand Latin America has a set of product offerings that will enable its partners to deliver world-class Internet solutions throughout the region.

Important Legal Information

The tender offer for the outstanding rStar common stock described in this press release has not yet commenced. This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the tender offer. At the time the offer is commenced, rStar and Gilat will file an amendment to their Tender Offer Statement filed with the U.S. Securities and Exchange Commission on February 14, 2002 and make a public announcement of commencement. We advise all security holders to read the amended tender offer statement when it is available, because it will contain important information. You can get the amended tender offer statement and other filed documents, when they are available, for free at the Securities and Exchange Commission's website (www.sec.gov). You can also get the amended tender offer statement and all other filed documents for free from rStar or Gilat.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Gilat's proprietary technology and risks associated with its international operations and Gilat's location in Israel. For additional information regarding these and other risks and uncertainties associated with rStar and Gilat's business, reference is made to rStar's and Gilat's reports filed from time to time with the Securities and Exchange Commission.

CONTACT: Gilat Company Contact:
Tim Perrott
Vice President, Investor Relations
Gilat Satellite Networks
McLean, Virginia
703-848-1515; tim.perrott@spacenet.com
or
Gilat Investor Relations Contact:
Magda Gagliano
RFBinder Partners
212-593-6319; magda.gaglianom@rfbinder.com
or
rStar Corporation Contact:
Juleen Murray
925-543-9239; jmurray@rstar.com
or
rStar Investor Relations Contact:
PondelWilkinson MS&L, Los Angeles (Investor Relations)
Cecilia A. Wilkinson/Julie MacMedan
310-207-9300; investor@pondel.com

(BW)(GILAT-SATELLITE-NETWORKS)(GILTF) Gilat wins new contract with Peru's FITEL to provide satellite rural telephony network, valued at nearly $10 million

PETAH TIKVA, Israel--(BUSINESS WIRE)--Feb. 19, 2002--

Latest contract with national telecom fund will bring DialAw@y IP(TM) telephony network to more than 1,600 rural communities

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that it has signed a new contract with Fondo de Inversion en Telecomunicaciones del Peru (FITEL) to provide a fixed rural satellite telephony network.

The FITEL network will serve more than 1,300 communities throughout Peru. The value of the project is approximately US$9.7 million.

FITEL is Peru's national telecommunications investment fund, which uses a percentage of the revenues of the country's telecommunications companies to develop communications systems in rural regions. FITEL is a department of the Peruvian national telecommunications agency OSIPTEL.

The contract is the third awarded by FITEL to Gilat over the past year, representing the provision of rural satellite telephony service to more than 6,000 communities throughout Peru. When completed, Peru's satellite telephony network will be one of the world's largest. Deployment of the new 1,300-site network, based on Gilat's DialAw@y IP VSAT product, has begun and is scheduled to reach completion by the end of 2002.

Rocio Del Campo, Gilat's General Manager in Peru, said, "Gilat's technology and services have proven to be a perfect fit for FITEL's rural telephony expansion program. All prior stages of this program have been implemented successfully and we look forward to helping FITEL to eventually serve millions of citizens nationwide with reliable telephony and Internet service."

Gilat Latin America Chief Executive Officer Giora (Gigi) Oron said, "This new agreement with FITEL is the latest example of Gilat's ability to bring dependable, economical telephony and high-speed Internet service to citizens worldwide - even in the most remote regions. We expect to continue working with FITEL, and other prominent agencies, to maintain our reputation for innovation and service throughout Latin America."

DialAw@y IP is the only VSAT product capable of providing high-speed Internet connectivity and toll-quality telephony service at the same time. Each unit supports a PC/LAN connection and up to six telephone lines. It is a low-cost solution for the fulfillment of Universal Service/Access Obligations, Public Call Office requirements and small office/home office (SOHO) requirements for bundled telephony and Internet access. According to the 2001 Comsys Report (www.comsys.co.uk), Gilat has 79 percent of the global market share for rural applications, combining telephony and high-speed Internet.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries

Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with EchoStar Communications Corp., Microsoft Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, two-way, high-speed satellite broadband Internet service provider. StarBand is based in McLean, Va. SkyBlaster 360(TM, in certain parts of the world), SkyBlaster 360E(TM, in certain parts of the world), Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

CONTACT: Gilat Media Contact:
Schneider Communications
Stan Schneider, 954/435-3310
stan@schneidercom.com
or
Gilat Investor Contact:
Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

Goodyear Places New Order With Gilat's Spacenet Subsidiary to Expand Its Satellite Communications Network to an Additional 1,000 Sites in the U.S. and Canada

PETAH TIKVA, Israel--Feb. 19, 2002--

New sites will serve independent dealers, following successful deployment and performance at more than 700 company-owned stores last year

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by The Goodyear Tire & Rubber Company to expand Goodyear's high-speed satellite communications network to an additional 1,000 independently owned Goodyear tire outlets in the United States and Canada. Spacenet successfully deployed more than 700 VSAT sites at Goodyear's company-owned tire outlets last year.

Chuck Taylor, Goodyear's Manager of Information Systems, Retail, said of the decision, "More than just providing Goodyear with a single source for broadband connectivity throughout North America, our Spacenet network has met or exceeded all our expectations in terms of service, speed of deployment and in-store functionality. It has proven to be a sound platform for optimizing the efficiency of a wide range of applications that are critical to the success of our business - including our browser-based intranet/extranet, store transmissions and e-mail applications. Now, with this agreement, we can extend these benefits to far more Goodyear outlets."

David Shiff, Spacenet's Vice President of Sales and Marketing, said, "When Goodyear initially selected us to build and manage their store network, it was largely because we were able to provide broadband connectivity on a nationwide basis - a capability that our terrestrial competitors could not match. While nothing has changed in that regard, it is gratifying to know that this time, Goodyear's decision was also made on the basis of the superior service and applications support that Spacenet has provided over the course of the last year."

Under the terms of its original agreement signed in December 2000, Spacenet is providing Goodyear with a comprehensive Skystar Advantage(R) VSAT network solution that includes turnkey installation of all remote site equipment, as well as network operations and field maintenance. Network implementation at the additional 1,000 independent dealer sites has begun and is expected to be completed later this year.

About Goodyear

Goodyear (NYSE: GT), based in Akron, Ohio, manufactures tires, engineered rubber products and chemicals in more than 90 facilities in 27 countries. It has marketing operations in almost every country around the world. Goodyear employs more than 105,000 persons worldwide.

About Spacenet

With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with EchoStar Communications Corp., Microsoft Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, always-on, nationwide, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. SkyBlaster 360(TM, in certain parts of the world), SkyBlaster 360E(TM, in certain parts of the world), Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

CONTACT: Schneider Communications
Stan Schneider, 954/435-3310
stan@schneidercom.com
or
Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com